UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 2*

Under the Securities Exchange Act of 1934

CODE CHAIN NEW CONTINENT LIMITED

(Name of Issuer)

Ordinary Shares, $.0001 par value

(Title of Class of Securities)

19200A105

(CUSIP Number)

No 119 South Zhaojuesi Road

2nd Floor, Room 1

Chenghua District, Chengdu, Sichuan, China 610047

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Yimin Jin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,274,889
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,940,184
	10	SHARED DISPOSITIVE POWER: 8,274,889

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,274,889
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.53% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

*	Percentage is calculated based on 38,429,617 shares of common stock outstanding as of August 3, 2021.

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D iginally filed with the United States Securities and Exchange Commission on December 6, 2019 (the “Prior Filing”). The Amendment of the Prior Filing, as amended, is being filed to include the information set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior Filing, as amended. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Prior Filing, as amended.

The purpose of this filing is to reflect the Reporting Persons’ control of 3,940,184 shares on July 26, 2021 from Wei Xu pursuant to a Voting-In-Concert Agreement dated July 26, 2021.

The Prior Filing is hereby amended and restated in its entirety as follows:

Item 1.	Security and Issuer.

This Amendment relates to the common stock, par value $0.0001 per share of Code Chain New Continent Limited, a Nevada corporation whose principal executive office is located at No 119 South Zhaojuesi Road, 2nd Floor, Room 1, Chenghua District, Chengdu, Sichuan, China.

Item 2.	Identity and Background.

This Schedule 13D is filed by Yimin Jin. The principal occupation of Yimin Jin is the Co-Chief Executive Officer of the Issuer.

The business address of Yimin Jin is c/o No 119 South Zhaojuesi Road, 2nd Floor, Room 1, Chenghua District, Chengdu, Sichuan, China. Yimin Jin is a citizen of People’s Republic of China (PRC).

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

The purpose of the acquisitions is to maintain the control of the shareholder over a certain proportion of the voting rights and shareholdings of the Issuer.

Except in the Reporting Person’s capacity as the Co-Chief Executive Officer of the Issuer, the Reporting Person does not have any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of his ongoing evaluation of his investment in the Issuer and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Common Stock that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the ordinary shares of the Issuer were effected during the past sixty (60) days by the Reporting Persons.

(d)	None

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

99.1	Voting-in-Concert Agreement, dated August 3, 2021, by and between Yimin Jin and Wei Xu

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: August 3, 2021

Hou Sing International Business Limited

By:	/s/ Yimin Jin
Name:	Yimin Jin

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